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BY DELIVERY AND EDGAR

        November 22, 2006

April Sifford
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Agnico-Eagle Mines Limited (the "Company")
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
Form 20-F/A for Fiscal Year Ended December 31, 2005
Filed May 26, 2006
File No. 1-13422

Dear Ms. Sifford:

        We are writing to respond to the comments set forth in the Commission staff's comment letter dated November 8, 2006 (the "comment letter") relating to the Company's Form 20-F for the Fiscal Year Ended December 31, 2005 filed on March 28, 2006 (the "Form 20-F") and the Company's Form 20-F/A for the Fiscal Year Ended December 31, 2005 (the "Form 20-F/A").

        For your convenience, the headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the comment letter, respectively, and each of the Company's responses is preceded by the text of the comment from the comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Quantitative and Qualitative Disclosure About Market Risk, page 100

1.     Staff Comment:

We note your disclosures as to metal price and foreign currency, interest rates and derivatives. The disclosures under Item 11 of Form 20-F require quantitative information to be provided with regard to market risk sensitive instruments using one of the three disclosure alternatives specified. Please review your disclosures in light of these requirements and provide the information, to the extent material, for each market risk exposure category.

  Company Response:

  One of the three disclosure alternatives provided by the requirements of Item 11 of Form 20-F is:

    Tabular presentation of information related to market risk sensitive instruments; such information shall include fair values of the market risk sensitive instruments and contract terms sufficient to determine future cash flows from those instruments, categorized by expected maturity dates.

  In the Company's Item 11 disclosures, reference is made to Item 18 of the Form 20-F which showed that all the Company's derivative financial instruments matured in 2006. In addition, Item 18 also shows the net market value of those instruments, which is also recorded as a liability in the financial statements. Since all derivative instruments were scheduled to mature in 2006, the entire net market value of the instruments recorded at December 31, 2005 was a proxy for the future cash flows from the Company's derivative financial instruments.

  The Company's original determination was, that since all derivative instruments matured in 2006, referencing to the information in Item 18 would satisfy the disclosure requirements of Item 11. The Company felt that reproducing a one column table would not present any additional material information from that presented in Item 18. However, on subsequent consideration, the Company understands the need to reproduce such information in Item 11 to accompany the qualitative discussion and will undertake to do so in future filings should the Company enter into derivative instruments in the future.

  The Company has not entered into any new derivative financial instruments in 2006 and substantially all derivative instruments remaining at December 31, 2005 have now matured with the remainder expected to mature prior to December 31, 2006.

  Exhibits 31.1 and 31.2

2.     Staff Comment:

We note the following with respect to your certifications:

  •
  The title of the certifying individual is included at the beginning of the certificate, and

  •
  The identity of the company is not provided in paragraph 1.

    In future filings, remove the title of the certifying individual at the beginning of the certificate and provide the identity of the company in paragraph 1. Refer to instruction 12 of the Instructions as to Exhibits of Form 20-F.

  Company Response:

        The Company will make the changes set out above in future filings.

Engineering Comments

Property, Plant and Equipment, page 11

3.     Staff Comment:

We note that in your amended filing of Form 20-F filed May 26, 2006, you have added approximately 5 million gold ounces to your Industry Guide 7 reserves by designating reserves for the Lapa and LaRonde II properties. As required by Section (c) of Industry Guide 7, please provide, as supplemental information, your justification for these reserve designations, including the appropriate feasibility studies and any third party reviews of those studies that have been completed.

  •
  Please place the information on a CD-ROM with an Adobe PDF format.

  •
  Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

  •
  In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information. See Rule 418(b) under Regulation C.

  Company Response:

  The Company is providing, as supplemental information, a feasibility study of the LaRonde II project dated January 2006 that supports its designation of reserves at LaRonde II as Industry Guide 7 reserves. The Company provided the Commission with information supporting the designation of reserves at the Lapa property as Industry Guide 7 reserves in response to a comment letter dated December 6, 2004 (such materials were provided to the Commission under cover of letter dated January 11, 2005). In addition, the Company has, subsequent to the filing of the 20-F, produced further materials in respect of these projects, which it will provide to the Commission on request. For assistance with technical questions about reserves, or if you wish us to resend the materials regarding the Lapa property or the subsequently produced materials referred to above, please contact Marc Legault, Vice-President, Project Development at 416.947.3715.

The Company notes that it has provided or will provide supplemental information in response to the staff's comments on a confidential basis. As a result, the Company hereby requests that such supplemental information as well as any future materials that the Company may provide to the staff with respect to its request for supplemental information be treated as confidential pursuant to the Freedom of Information Act, 5 U.S.C. §552, 18 U.S.C. § 1905, 17 C.F.R. §§ 200.80 and 200.83 and other applicable laws, regulations or policies. Because the supplemental information contains trade secrets and confidential commercial and financial information, it is subject to the exemption from mandatory disclosure under Exemption 4 of the Freedom of Information Act, 5 U.S.C. §552(b)(4). See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Comm'n, 975 F.2d 871 (D.C.C. 1992). The Company also believes that since the material is also commercial or financial information, is privileged or confidential and contained in related material submitted to the staff in confidence, the material is non-public under 17 C.F.R. § 200.80(b)(4). In addition, various other exemptions may be applicable to the material we may provide in the future.

Accordingly, we request that all documents produced in connection with the request for supplemental information, including any documents accompanying this letter and any future letters with respect to the request, will be kept in a non-public file and that access to them by any third party not a member of the Commission or its staff will be denied. In addition to requesting confidential treatment with respect to the supplemental information, we further request that you communicate our request for confidentiality to any other government entity that may request access to these materials. If you decide to release any supplemental information supplied by us in the course of this matter to another government agency, we request that we be notified of that release immediately, so that we can formally request confidential treatment under the Freedom of Information Act. If any other person should request the opportunity to inspect or copy the supplemental information and/or materials we may provide to you in the future, we request that we be notified immediately by telephone call, be furnished a copy of all written materials pertaining to such request (including but not limited to the request itself and any agency determinations concerning such request) and be given at least ten business days' advance written notice of any intended release, so that we may pursue any remedies available to us. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

The Company has provided supplemental information requested by the staff based on the assumption that the staff has requested such information subject to Rule 12b-4 under the Exchange Act. Pursuant to Rule 12b-4, the Company requests a return of all such documents at the conclusion of your review. The Company believes that such supplemental information contains material proprietary information that would be detrimental to investors if released to the public, and that such return is consistent with the provisions of the Freedom of Information Act.

The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me or David Garofalo (416.847.3708) if you wish to discuss any of our responses to the comment letter.

Regards,

/s/ R. Gregory Laing

General Counsel, Vice-President, Legal
and Corporate Secretary

cc:
Kimberly Calder
Gary Newberry
Roger Baer
 Securities and Exchange Commission